

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

<u>MAIL STOP 3561</u>

August 9, 2007

Mr. Gregory E. Burns
President and Chief Executive Officer
Global Logistics Acquisition Corporation
330 Madison Avenue, Sixth Floor
New York, NY 10017

Re: Global Logistics Acquisition Corporation ("GLAC" or "Company")
　　Proxy Statement on Schedule 14A
　　Filed July 6, 2007
　　File No. 001-32735

Dear Mr. Burns,

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.　　Please disclose any securities acquired by the initial shareholders, including any units, shares or warrants acquired either in the initial public offering or in the after market. Disclose any such amounts owned, dates purchased, their market value and how they will be voted.

2.　　Pursuant to Item 601(b)(2) of Regulation S-K, please include in your annex a list briefly identifying the contents of all omitted schedules or similar supplements to the Stock Purchase Agreement. In addition, please include an agreement to furnish the staff with copies of omitted schedules.

3.   Please provide us with copies of any written materials prepared by management or the underwriters and reviewed by the board in connection with its vote to approve the transaction.

4.   Please provide the disclosures required by Item 402 and 404 of Regulation S-K for the target company.

5.   We note that you are issuing shares of your stock as a portion of your consideration. Please revise to indicate the percentage of the combined company which will be owned by your existing shareholders.

6.   Please furnish the information required by Item 304(b) of Regulation S-K with respect to The Clark Group, Inc. or tell us why such information is not required to be furnished. Please refer to paragraph (c)(2) of Item 14 of Schedule 14A and Item 17(b)(6) of Form S-4.

Schedule 14A Cover

7.   Please ensure that the cover page is filled out completely. For example, we note that the number of shares being issued is not filled in.

Notice of Special Meeting in lieu of Annual Meeting

8.   Please revise "After the acquisition, if management's …" on page two to clarify which directors are: (1) currently a director; (2) an officer/director or shareholder of Clark; and (3) independent.

9.   Please revise to address the treatment of abstentions and broker non-votes. See Item 21 of Schedule 14A.

Questions and Answers About the Proposal, page 3

10.   Please revise your response to "Why is GLAC proposing the acquisition?" to disclose the date of GLAC's IPO, the amount of funds raised, as well as its 18 month termination date.

11.   Please disclose any amounts held in trust which represent deferred underwriters' commissions. In addition, indicate the amount which will be paid to the underwriters' in the event that the merger is approved.

12.   Please disclose the name of, and fees payable to, any proxy solicitation firm you will utilize in connection with your shareholder vote.

Summary of the Proxy Statement, page 9

13.   Please revise your summary description of Clark's business to more clearly explain what they do, and how they generate revenues. Your current disclosure, which refers to "mission-critical supply chain solutions" and "distribution services," does not give the reader a clear understanding of Clark's business. Please revise here and elsewhere, particularly "Business of The Clark Group" on page 90.

14.   Please revise to clarify how the parties settled on a target of $1,588,462. We note that, based on recent financial results, the company's working capital appears to be around $20 million. Advise us why the parties agreed on a deficit of over $1.5 million. We may have further comment.

15.   Please revise to disclose the percentage of the combined company that will be owned by your existing shareholders.

16.   In this regard, elaborate on and clarify your disclosure of the working capital adjustment. Currently it is difficult to understand after one reading. In addition, please clarify whether this adjustment only works to decrease, not increase, the purchase price.

17.   We note your disclosure on page 11 that Capitalink has taken the view that its duties in connection with its fairness opinion extend solely to your board and that it has no responsibilities to your shareholders in this regard. Please revise to disclose whether Capitalink has consistently taken this view with respect to all of its fairness opinions and address the company's reasoning behind selecting a firm which precluded shareholder reliance.

18.   In addition, please revise your disclosure, here and elsewhere, to:

    a. State the basis for Capitalink's belief that the shareholders cannot rely on its opinion, including whether it intends to assert the substance of its disclaimer as a defense;

    b. State whether Florida law has addressed the availability of this defense in connection with a shareholder claim – and, if not, add a statement that the issue necessarily would have to be resolved by a court of competent jurisdiction; and,

    c. State that the availability of any defense would have no effect on the rights and responsibilities of the board under state law or the federal securities laws, or the rights and responsibilities of the advisor under the federal securities laws.

    For further guidance, your attention is directed to Section II.D.1 of the November 2000 Current Issues Outline (http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm).

19. Please revise to indicate whether the escrow provisions described under "Inside Stockholder Escrow" may be waived by the company, including by the then board of directors.

20. On page 15 you disclose that your IPO shareholders "will receive at least the amount they would have received if they sought conversion of the shares and GLAC did consummate the acquisition, as both the per share liquidation price and per share conversion price are equal … [and] there will be a greater earned interest net of taxes in the account at the time of a liquidation distribution because it would occur at a later date …" However, it would also appear more likely that you would have an increased level of expenses, including potentially, claims against the trust, at this later date. Accordingly, it is uncertain whether shareholders would recoup an equal amount in both scenarios. Please revise to reflect this uncertainty.

21. Please expand your discussion under "Interests of GLAC's Directors and Officers in the Acquisition" on page 15 to:

     a. Disclose any future positions, including without limit, as directors, employees, advisors, or consultants, etc., that your current board members will have with the company going forward. In addition, disclose the value of any and all remuneration to be paid in connection with such position. Also, please indicate the extent to which any such position was a negotiating point in the discussions with the target;

     b. State the current value of management's indemnification obligation based on your cash held outside the trust and the amount of outstanding liabilities owed to parties who have not waived claims against the trust.

     See Item 5 of Schedule 14A.

22. Please revise to disclose whether GLAC's board concluded that the acquisition met all of the requirements disclosed in its Form S-1.

Selected Historical Financial Information, page 19

23. Please include a statement, here and in all appropriate areas, indicating – if true, that your pro-forma EPS excludes the insiders' escrowed shares from the calculation.

24. Please revise to provide the required selected financial data for each of the last five fiscal years or for the life of each company, if less, as required by Item 301 of Regulation S-K. In doing so, disclose cash dividends declared per common share in selected financial information of The Clark Group.

Selected Unaudited Pro Forma Financial Statements, page 21

25.   Please revise to provide a table of historical and pro forma per share data of GLAC and historical and equivalent pro forma per share data of The Clark Group for the most recent fiscal year and interim period for the following items:

(i)   book value per share;

(ii) cash dividends declared per share; and

(iii) income per share from continuing operations.

Refer to paragraph (b)(10) of Item 14 of Schedule 14A.

Risk Factors, page 23

26.   Please revise your risk factors to ensure that each risk factor addresses a distinct, singular, and specific risk. In addition, please review and eliminate duplicative risks. In this regard, but without limit, your page 24 risk factor "Our non asset-based transportation management …" is illustrative of our concerns.

27.   Please revise the header, and first sentence, of your second risk factor "We will be subject to pertinent regulations …" to clarify your disclosure, provide additional information about the referenced regulations and, if applicable, discuss the company's actual history in dealing with the DOT, TSA, and OSHA. Please revise to address fines or sanctions relating to any of these organizations.

28.   Please revise your page 24 risk factor "We depend upon others to provide … to clarify whether any of your third party contractors, particularly your truck drivers, are unionized. If so, please clarify whether you negotiate rates individually or with a union representative, etc.

29.   Please revise your page 26 disclosure "We will incur increased costs …" to disclose in quantified terms the anticipated increase in costs associated with being a public company.

30.   Please revise your page 27 risk factor "Our customers could face …" to more clearly explain the impact of wholesalers on your business and the role that they play in the market.

31.   Please disclose the company's estimated range of working capital following the transaction, assuming maximum and minimum conversions, and compare it against the target's historical working capital.

32.   Please revise your page 28 risk factor "Our current directors and executive officers …" to:

   a.   Disclose the value of all of their security holdings, as of the most recent practicable date;

   b.   Disclose whether the target company will pay amounts owed to vendors who have waived claims against the trust in the event that the merger is consummated;

   c.   State whether the company has any reason to believe that these executives will be unable to meet their obligations to indemnify the trust; and,

   d.   In an appropriate section, for example "Other Information Related to GLAC" disclose the names of, and amounts owed to, all material vendors who have, and have not, waived against the trust. In this respect a tabular presentation may simplify the disclosure for the reader.

33.   On page 31 you disclose that, if this acquisition is not completed, then, "unless GLAC were able to consummate a business combination with another party no later than February 21, 2008, [you] would be required to liquidate." Please revise this disclosure to indicate your 18 month termination date, and clarify that the 24 month extension only applies to a letter of intent, purchase agreement, etc., that was entered into prior to this date. Alternatively, advise why no revision is necessary.

The Acquisition Proposal, page 38

34.   Please revise your page 38 disclosure to clarify your discussion of the two working capital adjustments.

35.   Please disclose the nature of the "certain representations and warranties" not subject to the indemnification deductible.

36.   Please revise your background of the acquisition section to specifically name the persons who were responsible for negotiating the agreement on behalf of each party. In addition, please clarify whether such persons are accepting any position or remuneration from any party in connection with this transaction, including payments for managing the company following the acquisition.   If a negotiator is accepting a position with the company, including as a director, please revise to address whether this was a negotiated item, who negotiated it, and discuss how terms were set.

37.   Please revise to indicate whether any of the targets with whom you entered into discussions/letters of intent, etc., have indicated any intention to bring any claims against the company.

38.   Please revise to provide additional disclosure of how you initially learned of Clark, when and which individuals were involved in the first contact with them, any past relationships that you have had with them, etc. See Item 14(b)(7) of Schedule 14A.

        In this regard, please explain the relevance of the March 15, 2007 phone call between Mr. Burns and Mr. Ciuba and clarify the role played by Stephens in this deal.

39.   On page 41 you make reference to "intensive negotiations" between the parties following the execution of the letter of intent. Please revise to elaborate on the principal terms that were negotiated. In addition, please highlight the fact that your LOI accepted Mr. Ciuba's $75 million valuation of the company.

40.   Please disclose the names of any consultants you engaged to provide due diligence services.

41.   Please disclose the date on which the board met to vote to approve the stock purchase agreement. Also, please revise to disclose whether the fairness opinion was delivered to the board prior to this date, and disclose the date that such opinion was delivered.

42.   The disclosure under "Experience of GLAC's Board of Directors" on page 42 should be revised. Please explain management's M&A experience, including the number of transactions of this magnitude that they have negotiated and provided due diligence for.

43.   Please elaborate on the page 42 statement that you board concluded "that the capital and time needed to increase profitability were within the scope and expectations of GLAC's stockholders."

        In this regard, please revise to explain how much time and capital were deemed necessary to increase profitability. How much of an increase in profitability is assumed?

44.   Please identify Clark's "financial backers" on page 42 and clarify their role in the board's decision.

45.   Please elaborate on the board's justification for its determination "that there was a reasonable probability that GLAC's stock price would rise over time," as disclosed in the third bullet point on page 42.

        Address the assumptions underlying the board's belief and the anticipated effect of any assumptions that do not prove to be correct.

46.   Please revise to discuss any negative factors considered by the board in making its decision.

47.   Please provide a more expansive discussion of the factors considered by the board in approving the transaction. For example, how did they reach the conclusion that the business model was viable and sustainable? Also, did they prepare any financial analyses in connection with the deal; if so, revise to address.

Capitalink Fairness Opinion, page 43

48.   Please disclose the fees payable to Capitalink, including whether they have already been paid, or are in any way contingent upon the consummation of the deal.

49.   Please revise to disclose the key assumptions underlying the financial projections made by Clark. For example, but without limit, disclose the assumed growth rates, acquisitions, divestitures and future financings.

50.   On page 46 you disclose that Capitalink adjusted EBITDA "for add-backs for owner's compensation, management fees, and one-time charges." Please revise your disclosure throughout this section to:

   a.   Specifically quantify the adjustments you made to EBITDA for purposes of your analysis;

   b.   Explain whether you made similar adjustments to the comparable companies – and if not, explain why;

   c.   Explain the reasoning behind backing out these items, including whether the inclusion of these items would significantly alter your conclusions; and,

   d.   State, throughout this section, that these exclusions increase the subjectivity of the analysis and decrease the comparability of the companies presented in your analysis.

51.   Please revise to indicate whether Capitalink attempted to make any adjustments in its analysis based upon the fact that Clark's operating results reflected a private entity – with lower costs than the public companies it is being compared against.

        In addition, revise to address risks related to the incompatibility of non-GAAP financial measures such as EBITDA, which are likely calculated differently by the comparable companies.

52.   Please revise to indicate whether Capitalink considered the dilutive impact of the share issuance in assessing the fairness of the transaction.

53. Please revise to discuss how sensitive your discounted cash flow analysis is to changes in your variables and provide more information about how you calculated such variables. For example, how did you conclude that the long term perpetual growth rate was appropriate?

54. Please revise to provide more detailed, specific, disclosure about how you selected the companies for your comparable company, and comparable transaction, analyses. In addition, advise or revise to address any companies known to Capitalink that fell within the selection criteria but were excluded from the analysis. In this regard a discussion of the reason for the exclusion is warranted.

55. Please revise to clarify if the company with $52.5 million in gross profit, which is more than $20 million higher than Clark, is the company which generated the $44.6 million enterprise value. Revise to explain your valuation for Clark, which is $30 million higher than the valuation attributable to at least one of the comparable companies, given that the comparable companies all had revenues significantly in excess of Clark.

56. Please clarify your use of gross profit and EBITDA on page 47.

57. Please revise to disclose the size of the target, deal value, and date, for each transaction presented in your comparable transaction analysis on page 48.

The Purchase Agreement, page 51

58. Please revise to disclose the current amount of fees payable to Parente Randolph, LLC ("PR") by the company. In addition, please clarify whether PR has waived any rights to recover against the trust in the event that the transaction is not approved.

Selected Unaudited Pro Forma Financial Statements, page 62

59. Please revise to separate pro forma adjustments related to the purchase transaction and the disposal of Clark UK Ltd. in separate columns or tell us why a revision is not required. Refer to the instructions to Rule 11-02(b) of Regulation S-X. Also, please note that the historical statement of income used in the pro forma financial information should not report operations of a segment that has been discontinued. In that regard, we note that the condensed statement of income included in the pro forma presentation on page 61 differs from the unaudited consolidated statement of income on page FS-16 in regards to discontinued operations. Please revise as appropriate. In addition, refer to the comment below regarding discontinued operations of Clark.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 62

60. Reference is made to note (B). We note that a portion of the purchase price will be placed in escrow pursuant to the indemnification under the purchase agreement. Please explain to us why it is appropriate to include consideration held in escrow in the cost of

Clark as of the acquisition date given the guidance in paragraph 26 of SFAS 141. Otherwise, please revise the pro forma financial information to exclude the consideration placed in escrow and disclose the terms of the contingent consideration and the potential impact on future earnings. In addition, please include a summary of the transaction in the disclosure contained in this note.

61.   Please explain to us why it is appropriate to present the unaudited pro forma condensed balance sheet and consolidated statement of operations of The Clark Group on pages 63 and 65 as these presentations are not required by Article 11 of Regulation S-X. Otherwise, revise as appropriate.

62.   In regards to the purchase price disclosed in note (B), please disclose the number of shares of common stock issuable and the basis for determining the value. Please also describe the factors that contributed to a purchase price that result in recognition of goodwill. Refer to paragraphs 51b and 51d of SFAS 141.

63.   Reference is made to your disclosure in (iii) in note (B) and in note (L). Given that the allocation of the purchase price is subject to change upon completion of appraisals and that the estimated values of intangible assets were based on management's best estimates, please provide a sensitivity analysis for changes in the allocation to intangible assets and weighted average useful lives.

64.   Reference is made to your disclosure in (v) in note (B). Please disclose the effective income tax rate used to compute the deferred tax liability related to intangible assets.

65.   Please disclose the nature and amounts of assets and liabilities of Clark not acquired or assumed in note (D).

66.   Reference is made to note (E). Please explain to us why it is appropriate to record interest, net of taxes, attributable to common stock subject to conversion as an adjustment to retained earnings as opposed to capital.

67.   Reference is made to note (F). Your disclosure appears to infer that the financing necessary to complete the acquisition assuming maximum conversion is available under an outstanding revolving credit facility. In that regard we note the revolving credit line of $4 million disclosed in note 4 to the consolidated financial statements of The Clark Group on page FS-10. Please clarify your disclosure as appropriate. Also, please disclose how you estimated the financing costs to be incurred in obtaining the financing necessary to complete the acquisition assuming maximum conversion.

68.   Reference is made to note (J). Please tell us why you believe that the termination of the employment agreement with the prior owner and the one-time, non-recurring severance payment in the three months ended March 31, 2007 are directly attributable to the transaction.

69.   Reference is made to note (M). Please disclose how you estimated the reduction of interest income.

70.   Please disclose the effective tax rate used to determine the pro forma income tax adjustments in note (N).

71.   Please disclose how you estimated the interest rate disclosed in note (O) and clarify whether the rate is a current interest rate or an interest rate for which you have a commitment. If the interest rate is not a current or committed rate, explain to us why the rate is reasonable. In addition, disclose the anticipated effects of the current interest rate environment and the effect on income of a 1/8 percent variance in the interest rate.

Incentive Compensation Plan Proposal, page 68

72.   We note that Messrs. Teagan and Barry will be granted 98,250 options each and that such options are going to be granted pursuant to the plan. We further note that the company contemplates issuing options to its directors as compensation for their services. Please revise to address the parties' anticipated actions if the plan is not approved.

73.   In addition, please provide the tabular disclosure requested by Item 10(a)(2) of Schedule 14A. Also, please revise related plan discussions throughout your document, for example, page 11, to indicate that you already contemplate issuing these options.

The Director Election Proposal, page 74

74.   Please disclose the fee arrangement with Parente Randolph LLC as well as the amount of fees payable under this arrangement.

75.   With a view to disclosure, tell us if Clark or its affiliates engaged Parente Randolph LLC to provide any non-audit services.

76.   On page 80 you disclose that "[n]o executive officer of GLAC has received any cash or non-cash compensation for services rendered to GLAC." Please revise this statement to indicate whether any board member, consultant, or any affiliate of theirs, has received any compensation for services rendered to GLAC.

77.   Please revise to disclose the approximate value of the options to be granted to each board member, based upon your current stock price, and using an appropriate option pricing model. In this regard, please revise your disclosure to provide the information required by Item 402 of Regulation S-K for your directors. See Item 8 of Schedule 14A.

Employment Agreements, page 81

78.   Please revise to discuss the individual objectives and corporate benchmarks that will be utilized in determining your executive's bonus eligibility.

79.   Please revise your discussion to address the extent to which management is eligible for two bonuses, a cash bonus based upon your EBIT, and an equity based bonus based upon the compensation committee's recommendation.

80.   Please disclose the number of executives who will be eligible for the cash bonus pool.

81.   Please revise to indicate whether the "certain benefits already received" by management, which you are obligated to maintain, are widely available to all of your employees. If not, revise to disclose specific information about the benefits being provided.

Other Information Related to GLAC, page 83

82.   Please revise to provide tabular disclosure comparing your expenditures to date against your Form S-1 disclosure under Use of Proceeds. In addition, revise to explain any significant discrepancies.

GLAC's Plan of Operations, page 86

83.   Please revise to provide a more detailed discussion of your more significant expenses to date. This should include, but is not limited to, a discussion of the nature of the expenses, the vendors used, and the amount of such expenses.

84.   Please revise to disclose the amount of funds held outside the trust as of the most recent practicable date, and compare it against your existing liabilities as of the same date.

Business of Clark, page 90

85.   Please revise to specifically discuss the services you provide your customers using language that is easy for the reader to understand. Currently you refer generically to "logistics services" and similar terms, but do not explain in detail what this means, nor what you do. Please revise as appropriate.

86.   Please revise your discussion to address the main attributes of your primary customers.

87.   Please revise to discuss the nature of your contracts with both your vendors and customers. For example, it is unclear how far in advance contracts are made and how pricing is determined and other market risks allocated.

88.   Please revise to discuss how your technology systems support your operations. In addition, please disclose the amounts spent on developing and supporting your systems, as well as whether any significant technology expenditures will be required in the near future.

89.   Please revise to discuss your discontinued operations, including the financial impact of such operations, in greater depth.

90.   Capitalink's fairness opinion indicates that Clark management is changing its strategy to focus on revenue growth as opposed to maximizing short term EBITDA margins. Please revise to discuss this change, including the reason for it. Also, discuss the impact that it will have on your financial results.

91.   Please disclose the date associated with your acquisition of J.E. Tompkins & Son. In addition, revise to explain how much of your growth has been organic versus through acquisitions.

92.   Please revise your "Industry" disclosure to improve its clarity, and contextualize significant terms, strategies, and trends, to your overall business plan.

93.   We note your references to your non-asset based business model and the perceived advantages it offers, such as a "highly variable cost structure." However, this model would also appear to expose you to potential increases in unit and other cost increases by your suppliers with greater frequency than if you owned your assets. In addition, a low asset based business may have lower barriers to entry than a high asset business. To the extent material, please revise to address these and any other risks associated with your business model.

94.   On page 92 you state management's belief that it can expand its Highway Distribution Systems business in two geographic areas with minimal costs. Please revise to indicate whether management has any existing plans for doing so. If so, discuss the stage of, and budget for, such plans.

95.   We note numerous statements in your "Growth Strategy" and "Operations" sections, such as your belief that you are well positioned to capitalize on new business, that your distribution model favorably lends itself to growth, etc. are unduly promotional and should be revised to clearly disclose underlying assumptions and risks. Please expand to provide disclosure supporting the reasonableness of management's stated beliefs, which are referenced throughout this section.

96.   Please revise to clarify how each of your operations group generates revenues, and quantify percentages for each group. We note that the slide on page 20 to the presentation filed with your July 9, 2007 Form 8-K may be informative to investors.

97.   Please disclose whether any individual customer represented more than 10% of your revenues for the periods covered by your financial statements. If so, revise to name them. In this regard reference is made to footnote 9 on page FS-11 of the financial statements.

98.   Please revise to discuss your competition in greater depth. Without limit, please revise to address:

   a. Services offered by the in-house distribution arms of the major printers, including the degree of overlap between their market and yours;

   b. Barriers to entry referred to on page 94, and whether they would apply to these types of competitors who would already appear to have customer relationships and scale necessary to expand into your space; and,

   c. With reference to your page 94 reference to "the relatively small size of the market," expand to state what market you are referring to, and clarify that a small market may limit your growth potential. Finally, please ensure that this response is reconciled to your existing disclosure.

99.   Please disclose whether the company has successfully renegotiated the terms of its York PA lease. In addition, state whether the lease was negotiated on substantially similar terms to the prior lease.

100.   Please disclose the estimated amount that the company spends annually on insurance and healthcare. In addition, please clarify the extent to which the company is partially self-insured. If material, discuss your historical claims experience and the amount you have reserved for claims.

101.   We note your disclosure on page 96 that you have accruals for certain legal expenses. Please provide material disclosure responsive to Item 103. See the instructions to Item 103.

Clark's Management's Discussion and Analysis of Financial Condition and Results of Operations, page 98

102.   The MD&A section is one of the most critical aspects of your disclosure. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the guidance in SEC Release 33-8350, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

In addition, while your discussion of the results of operations discusses intermediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those intermediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

103.   In circumstances where you identify more than one reason for the change in revenues, gross profit and selling, operating and administrative expenses in your comparisons of operating results for 2006 compared to 2005, 2005 compared to 2004 and first quarter of 2007 compared to first quarter of 2006, please quantify, to the extent practicable, the incremental impact of each individual business reason on the overall change and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

•   In your discussion of revenues on pages 99 and 100 please quantify the impact of higher rates and increases in tonnage, the decrease in international revenues due to fluctuations in airline surcharges, the loss of an international retail book customer, the impact of the increase in shipments from your US and UK-based publisher clients and your decision to exit a specific segment of the book shipping market. Please also explain the factors causing the fluctuation in airline surcharges and tonnage and discuss any known trends.

•   In your discussions of gross profit on page 99 and 100, quantify the impact of higher fuel surcharges and purchased transportation costs and explain the factors underlying the changes. Please also quantify how each of these costs contributes to your overall freight expense and discuss any known trends or uncertainties in these costs.

Critical Accounting Policies and Use of Estimates, page 98

104.   Your disclosure of critical accounting estimates should supplement, not duplicate, the description of accounting policies disclosed in the notes to financial statements. Please revise to address material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements and the impact of the estimates on financial condition and operating performance to provide greater insight into the quality and variability of information regarding financial condition and operating performance. In particular, you should address why your accounting estimates or assumptions bear the risk of change and analyze such factors as how you arrive at estimates, how accurate estimates have been in the past, how much estimates have changed in the past, whether estimates are likely to change in the future and their sensitivity to change. In doing so, provide quantitative disclosure as well qualitative disclosure when quantitative information is reasonably available. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350

Results of Operations, page 99

105.   We note your disclosure on page 100 that you experienced a decline in domestic gross profit due to higher fuel costs and higher purchased transportation costs. Please revise to quantify the impact of both these factors and revise to indicate whether management believes that these trends will continue into the next year.

106.   Please revise you discussion under "Selling, Operating and Administrative Expenses" to provide more detailed disclosure concerning the changes in specific line items. In addition to a narrative discussion, quantify the reasons for these changes.

107.   Please address any impact that a change in corporate status from an S-Corp will have on your operations.

Liquidity and Capital Resources, page 102

108.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

109.   Please quantify the amounts paid in tax distributions, dividends, and other forms of cash draws for each period presented by the financial statements. In addition, please indicate whether you intend to pay dividends in the future.

110.   Please include a discussion of cash flow from operating activities, investing activities and financing activities for the three months ended March 31, 2007.

111. You disclose that cash from operations generally grows in relation to your net income, adjusted for working capital needs related to your business. Please include an analysis of cash flow from significant changes in working capital items for the periods presented. Refer to SEC Release No. 33-8350.

112. Please disclose capital expenditures related to the 2004 purchase of your headquarters building in your discussion of cash flow from investing activities.

113. Please disclose that operating leases disclosed in the table of contractual obligations exclude payments of maintenance, insurance and other operating expenses under the terms of the lease agreements. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Item 303(a)(5) of Regulation S-K and Section IV.A and footnote 46 to SEC Release 33-8350.

Beneficial Ownership of Securities, page 104

114. Please revise to address any open market purchases by management, including whether they were pursuant to a Rule 10b5-1 plan.

115. Please advise us why you have opted to exclude shares issuable upon the exercise of warrants which will not become exercisable until the closing of the acquisition.

Certain Relationships and Related Party Transactions, page 107

116. Please revise to explain the circumstances of Mr. Friedman's dismissal.

117. Please disclose the total amount of fees paid to date to Blue Line   Advisors, Inc.

118. Please revise to provide the disclosure contemplated by Item 404 of Regulation S-K for the target company. In this regard reference is made to:

      a. Footnote 10 to the financial statements, on page FS-12;

      b. Section 5.20 of the Stock Purchase Agreement, particularly (e); and,

      c. Section 8 of the executive employment agreements.

      Please note the expectation that conforming changes should be made throughout the document in response to this comment.

119.   Please revise to quantify the percentage ownership distributed to parties in the recapitalization. Given their percentages and the dollar value associated with them, please quantify the value attributable to the entire company at the time of the recapitalization. Similarly provide a quantified analysis for the shareholder repurchases as referenced on page 103.

The Clark Group, Inc. Consolidated Financial Statements

Consolidated Balance Sheet, page FS-3

120.   Please disclose the amount of the accounts receivable allowance for each year presented. Refer to paragraph 4 of Rule 5-02 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies, page FS-7

121.   Please disclose the types of costs included in the freight expense and selling, operating and administrative expense line items. Refer to APB 22.

122.   Please disclose your accounting policies for operating leases, including treatment of rent escalations, rent holidays, contingent rent, rent concessions and lease incentives. Refer to APB 22.

Recognition of Revenue, page FS-7

123.   We note that you recognize revenue from freight services in accordance with method 5 of EITF 91-9. Please tell us how you compute relative transit time. We also note that you recognize revenues on a gross basis and that a significant portion your transportation services are provided by third-party service providers. Please tell us in detail why you believe it is appropriate to recognize revenue on a gross basis. In doing so, tell us the pertinent terms of your sales agreements, including the terms that are considered indicators of gross revenue reporting and those that are considered indicators of net revenue reporting. Refer to EITF 99-19. In addition, please expand your disclosure to clarify that revenues include sales of third-party services recognized on a gross basis and the indicators that support your revenue recognition policy.

124.   We note that you provide distribution, transportation management and consulting services to your clients. Please disclose your revenue recognition policies for these services. In addition, please explain to us in detail what consideration you gave to the requirements of EITF 00-21 and how you assessed whether the deliverables in your service contracts represent one unit of accounting versus separate units of accounting.

Note 8. Commitments and Contingencies, page FS-11

125.   Please tell us the terms of the put/call agreement with your shareholders. Also, please tell us how you are accounting for the put/call agreement and the basis in GAAP for your accounting treatment. Please address the provisions of SFAS 150, SFAS 133, EITF 00-19 and EITF D-98 in your response.

The Clark Group Unaudited Consolidated Financial Statements

126.   Please tell us your basis in GAAP for classifying the UK operations as discontinued operations as of March 31, 2007 given that management committed to the plan to discontinue the business in connection with the execution of the purchase agreement on May 18, 2007. Please address the requirements of paragraphs 30 and 43 of SFAS 144 in your response.

Global Logistics Acquisition Corporation Financial Statements

127.   We note your disclosure on page 80 that your executive officers have agreed not to take any compensation prior to the consummation of a business combination. Please tell us what consideration you gave to recognizing the value of services rendered by the executive officers as a contribution to capital. Refer to SAB Topic 5:T.

128.   Please tell us how you determined the fair value and initial carrying amount of the common stock subject to potential redemption at the date of issuance. Please also tell us whether you recognized any increase or decrease in the carrying amount of redeemable common stock and, if so, how you accounted for the change. In that regard, we note accretion of interest attributable to common stock subject to potential redemption. Refer to paragraphs 15 and 16 of EITF D-98. In addition, please tell us the basis in GAAP for your earnings per share presentation, including your presentation of net income or loss attributable to common stockholders not subject to possible conversion, and why the presentation complies with SFAS 128, paragraph 19 of EITF D-98 and EITF 03-6. Otherwise, revise as appropriate.

Statements of Operations, page FS-25

129.   Please revise to present income tax expense as a single line item. Refer to paragraph (b) 11 of Rule 5-03 of Regulation S-X. Similarly revise the condensed statements of operations on page FS-35.

Statements of Cash Flows, page FS-27

130.   Please tell us the nature of the items included in the "redemption of investments in a fund" line item reflected in cash flows from investing activities.

Note I – Commitments and Contingencies, page FS-31

131.   We note that the initial stockholders include your executive officers and directors. Please tell us whether you recognized any compensation costs upon sale of the warrants to the initial stockholders on the date of issuance. If so, tell us the amount of compensation cost recognized. If not, please explain to us why no compensation cost was recognized. Also tell us the fair value of the warrants sold to the initial stockholders and how you determined the fair value.

Global Logistics Acquisition Corporation Condensed Financial Statements

Note C – Summary of Significant Accounting Policies, page FS-39

132.   Reference is made to [6] on page FS-40. Please disclose your policy on classification of interest and penalties in accordance with paragraph 19 of FIN 48. Please also disclose the following information required by paragraph 21 of FIN 48:

- The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate;

- The total amounts of interest and penalties recognized in the statement of operations and in the balance sheet;

- Whether it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within the next twelve months and, if so, disclose the nature of the uncertainty, the nature of the event that could occur that would cause the change and an estimate of the range of the reasonably possible change or a statement that an estimate of the range cannot be made; and

- A description of tax years that remain subject to examination by major tax jurisdictions.

Annexes

Annex A Stock Purchase Agreement

133.   Please provide us with copies of Schedules 2.8, 2.11, 2.18, 5.20

Annex F Graubard Miller Tax Opinion

134.   Please provide a signed and dated tax opinion. In addition, we note language limiting shareholder reliance on the opinion. Please revise to remove this qualifying language, or advise why its inclusion is appropriate, given the overall purpose of the opinion and the content of the company's existing disclosure.

Other

Form 8-K/A, filed July 9, 2007

135.   The disclosure in your Form 8-K states that you intend to hold presentations for certain
       shareholders and "other persons who might be interested in purchasing GLAC securities
       …" Advise us if any presentations occurred, identify the participants and tell us if any
       written materials were used. We note several slides and tables filed with the Form 8-K.
       It appears that no other written materials were filed regarding this solicitation or any
       subsequent presentations. See Rule 14a-12.

136.   With respect to "other persons who might be interested in purchasing GLAC securities,"
       advise us of your efforts at contacting such persons and your relationships with them.
       Also, please explain the applicability of Section 5 of the Securities Act to the "Roadshow
       Presentation."

137.   With a view to disclosure regarding the slide titled "Clark's Non-Asset-Based Model
       Generates High Returns," advise us of the firms you compared yourself to, and explain
       why they were selected.

138.   Also with a view to disclosure, please advise us why you presented your financial
       information, including the information presented on page 20, prior to inter-company
       eliminations.

Form 8-K Filed May 21, 2007

Exhibit 99.3

139.   It appears that the percentages in the pie chart on page 20 of the presentation are non-
       GAAP financial measures. Refer to Item 10(e) of Regulation S-K. When presenting
       non-GAAP financial measures in materials furnished or filed on future Forms 8-K, please
       include the disclosures required by Regulation G.

Form 10-K for Fiscal Year Ended December 31, 2006

140.   Please address the comments above as applicable.

Form 10-Q for Fiscal Quarter Ended March 31, 2007

141.   Please address the comments above as applicable.

Item 4 – Controls and Procedures, page 13

142.   In future filings please revise your conclusion regarding the effectiveness of your disclosure controls and procedures in the second paragraph to include the entire definition of disclosure controls and procedures as set forth in the first paragraph or remove the partial definition presently disclosed. Also, given your disclosure in the second paragraph that management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives, please revise your conclusion to state that your disclosure controls and procedures are effective at the reasonable assurance level. In addition, disclose that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives. Refer to Exchange Act Rules 13a-15 and 15d-15.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

Cc: David Miller
       Fax # 212-818-8881